SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2005

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canad

ian dollars unless otherwise stated.

(Page 1)

1.

June 17, 2005

The Registrant is pleased to announce is pleased to announce the appointment of Dr. Paul J. Johnston as Vice President Exploration, pending TSX approval.

Dr. Johnston holds a Ph.D. in Geological Sciences from Queen’s University at Kingston, Canada.  Before joining the Company, he was a senior geologist with Teck Cominco Limited and was involved with exploration activities for 9 years throughout Southeast Asia, China, Australia, North America and South America.  During his employment with Teck Cominco, Dr. Johnston was exploration manager for 2 years on Minco’s White Silver Mountain Project in Gansu, China.  Prior to his employment with Teck Cominco, he was senior mine geologist with Hemlo Gold Mines Inc. at the Golden Giant Mine.  Dr. Johnston is a member of the Society of Economic Geologists and a former member of the Australasian Institute of Mining and Metallurgy.

2.

Exhibits

2.1

News Release dated June 17, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ Ken Z. Cai

Date:    June 17, 2005

Ken Z. Cai

Director, president & CEO

(Page 3)

Exhibit 2.1

TSX: MMM
For Immediate Release	June 17, 2005

NEWS RELEASE

APPOINTMENT OF VICE PRESIDENT EXPLORATION

Minco Mining &Metals Corporation (TSX: MMM) (the "Company") is pleased to announce the appointment of Dr. Paul J. Johnston as Vice President Exploration, pending TSX approval.

Dr. Johnston holds a Ph.D. in Geological Sciences from Queen’s University at Kingston, Canada.  Before joining the Company, he was a senior geologist with Teck Cominco Limited and was involved with exploration activities for 9 years throughout Southeast Asia, China, Australia, North America and South America.  During his employment with Teck Cominco, Dr. Johnston was exploration manager for 2 years on Minco’s White Silver Mountain Project in Gansu, China.  Prior to his employment with Teck Cominco, he was senior mine geologist with Hemlo Gold Mines Inc. at the Golden Giant Mine.  Dr. Johnston is a member of the Society of Economic Geologists and a former member of the Australasian Institute of Mining and Metallurgy.

Dr. Ken Cai, President & CEO comments: “We are very pleased that Dr. Johnston has joined Minco’s management team.  With his solid geological background and extensive exploration experience acquired in the last 18 years, we are confident that Dr. Johnston will make an invaluable contribution to Minco’s success and maximize the value of Minco’s mineral properties in China.”

About Minco

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (MMM:TSX).  The Company has a portfolio of high quality mineral projects in China and continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.  For more information on Minco and our properties, please visit the website at www.mincomining.ca or contact William Meyer, Chairman of the Board or Dr. Ken Kai, President & CEO at 1-888-288-8288 or (604) 688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Ken Z. Cai”

President, CEO & Director

AGORA Investor Relations Corp Group Inc. MMM@agoracom.com www.boardmarker.net	Boardmarker Consultancy T: 403-517-2270 F: 403-517-2289 E: ir@boardmarker.net www.agoracom.com

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release. Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development t risks and ability to raise financing. Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results. The Company undertakes no obligation and has no intention of updating forward-looking statements.